Mail Stop 0308

June 23, 2005

Mr. Gino Chouinard
Executive Vice President and Chief Financial Officer
Hear USA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407

		RE:	Hear USA, Inc.
			Form 10-K for Fiscal Year Ended December 25, 2004
			Filed March 1, 2005
			File No. 001-11655

Dear Mr. Chouinard:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.

								Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief